FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 10 August 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	6 June 2017	entitled	‘Transaction in Own Securities’
Exhibit	99.2	Stock Exchange announcement dated	13 June 2017	entitled	‘Transaction in Own Securities’
Exhibit	99.3	Stock Exchange announcement dated	19 June 2017	entitled	‘Transaction in Own Securities’
Exhibit	99.4	Stock Exchange announcement dated	26 June 2017	entitled	‘Transaction in Own Securities’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

6 June 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	29 May – 2 June 2017
Number of ordinary shares purchased:	2,450,066
Highest price paid per share:	EUR 51.1800
Lowest price paid per share:	EUR 49.9100
Volume weighted average price paid per share:	EUR 50.6587

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 29 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.4814	520,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 30 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.1954	495,670
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 31 May 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.7958	456,475
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 1 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.8365	555,370
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 2 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	51.0383	422,551
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

13 June 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	5 June – 9 June 2017
Number of ordinary shares purchased:	2,801,294
Highest price paid per share:	EUR 51.3000
Lowest price paid per share:	EUR 50.0200
Volume weighted average price paid per share:	EUR 50.7761

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 5 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	51.0756	482,504
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 6 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.9889	560,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 7 June 2017

Trading venue	Volume weighted average price	Aggregated volume

Euronext in Amsterdam	51.0312	471,312
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 8 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.6126	693,826
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 9 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.3205	593,652
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

19 June 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	12 June – 16 June 2017

Number of ordinary shares purchased:	2,746,984
Highest price paid per share:	EUR 50.1200
Lowest price paid per share:	EUR 48.9500
Volume weighted average price paid per share:	EUR 49.4632

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 12 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.6399	657,521
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 13 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.3989	700,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 14 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.4111	566,680
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 15 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.1225	483,625
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 16 June 2017

Trading venue	Volume weighted average price	Aggregated volume

Euronext in Amsterdam	49.8263	339,158
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

26 June 2017 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V., from UBS AG, London Branch (“UBS”).

Ordinary Shares

Date of purchases:	19 June – 23 June 2017
Number of ordinary shares purchased:	2,417,490
Highest price paid per share:	EUR 50.9100
Lowest price paid per share:	EUR 49.5700
Volume weighted average price paid per share:	EUR 50.0574

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 18 May 2017, as announced on that date.

Aggregated information

Monday 19 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.0915	297,032
BATS	---	---
Chi-X	---	---

Turquoise	---	---

Tuesday 20 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	50.5124	400,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 21 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9140	609,055
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 22 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9779	510,833
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 23 June 2017

Trading venue	Volume weighted average price	Aggregated volume
Euronext in Amsterdam	49.9503	600,570
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme is attached to this announcement.

Trade-by-Trade disclosure table

(https://www.unilever.com/investor-relations/unilever-shares/about-shares/Unilever-share-buy-back-programme/)

Media Enquires:

UK: press-office.london@unilever.com or +44 79 1727 1819 or +44 78 2504 9151

NL: mediarelations.rotterdam@unilever.com or +31 10 217 4844